Creek Road Miners, Inc.

2700 Homestead Road

Park City, UT 84098

 June 29, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	Creek Road Miners, Inc.
Registration Statement on Form S-1, as amended
Filed on June 28, 2022
File No. 333-262304

Dear Mr. Lichtenfels:

Creek Road Miners, Inc. hereby withdraws the request for acceleration of effectiveness of the above-referenced registration statement submitted via Edgar at 12:50 p.m., Eastern time, June 29, 2022.

Very Truly Yours,

By:	/s/ John D. Maatta
Name:	John D. Maatta
Title:	Co-Chief Executive Officer

cc: Roger Bivans, Baker & McKenzie LLP